BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer                     Mailing Address:
Vice President                           P.O. Box 318
Telephone: 212-250-4599                  Church Street
Station
                                         New York, NY 10008


                                         February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          JSB Financial Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Damian P. Reitemeyer



Enclosures













             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                    (Amendment No.  4 )*
                            ____

                     JSB Financial Inc.
           _______________________________________
                       NAME OF ISSUER:
               Common Stock (Par Value $0.01)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          46624M100
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

              (Continued on following page(s))

                      Page 1 of 7 Pages

CUSIP No. 46624M100                     Page 2 of 7 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and Its Wholly Owned
  Subsidiary, Bankers Trust Company, as Trustee for various employee benefit plans, and investment advisor
  13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES       Bankers Trust Company   67,000 shares

  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY     Bankers Trust Company    2,500 shares

  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING    Bankers Trust Company  802,013 shares

  PERSON       8. SHARED DISPOSITIVE POWER

  WITH         Bankers Trust Company        0 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON

               Bankers Trust Company  802,013 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *

               [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                Bankers Trust Company            7.6%


CUSIP No. 46624M100                     Page 3 of 7 Pages


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
CUSIP No. 46624M100                     Page 4 of 7 Pages


               DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE
      BANK ) IS, FOR THE PURPOSE OF SECTION 13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER
PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET    FORTH
IN ITEM 4(a)(ii) HEREOF.

Item 1(a) NAME OF ISSUER:

          JSB Financial Inc.

Item 1(b) ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE OFFICES:

          303 Merrick Road
          Lynbrook, NY  11563-2574

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various employee benefit plans and investment advisor.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers
          Trust Company, as Trustee for various employee benefit plans and investment advisor, are both corporations incorporated in the State of New York with their principal business offices located in New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value $0.01) of JSB Financial
          Inc., a Delaware corporation.

Item 2(e) CUSIP NUMBER:

          46624M100





CUSIP No. 46624M100                     Page 5 of 7 Pages



Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company,

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

          As of December 31, 1995

          (i)  Bankers Trust Company  802,013 shares

          (ii) Bankers Trust Company was also the record owner of 360,713 shares held by the Bank as Trustee for the Issuer s retirement and savings plan(the Plan ) with respect to which the bank disclaims beneficial ownership.

     The Plan states that each Plan participant shall have the right to direct the manner in which shares of
common stock shall be voted at all stockholders   meetings.
The Department of Labor has   expressed the  view that,
under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants
accounts and unvoted shares.       Since, in the view of the
Bankers Trust New York   Corporation and the Bankers Trust
company, such voting     power is merely a residual power
based upon the      occurrence of an unlikely contingency
and is not a sole   or shared power to vote the securities,
Bankers Trust  New York Corporation and Bankers Trust
Company hereby      disclaim beneficial ownership of such
securities.










CUSIP No. 46624M100                     Page 6 of 7 Pages


     (b)  Percent of Class:

                Bankers Trust Company            7.6%

     The Common Stock as to which the Bank
disclaims beneficial ownership constitutes
3.4% of the Issuer s outstanding Common Stock.


     (c)  Number of shares as to which the Bank has:
     (i)  sole power to vote or to direct the vote -

               Bankers Trust Company   67,000 shares

     (ii) shared power to vote or to direct the vote

               Bankers Trust Company    2,500 shares

     (iii)sole power to dispose or to direct the disposition of -

               Bankers Trust Company  802,013 shares

     (iv) shared power to dispose or to direct the disposition of -

               Bankers Trust Company        0 shares

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The Issuer s Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee for various trusts and employee benefit plans, and investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.




CUSIP No. 46624M100                     Page 7 of 7 Pages


Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable

Item 10   CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995

Signature:     Bankers Trust New York Corporation



By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


Signature:     Bankers Trust Company, as Trustee for various
               employee benefit plans.


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company